August 2, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Securities and Exchange Commission (the “Commission”) Comment Letter dated July 24, 2013, with regard to:
Constellation Brands, Inc.
Form 10-K for Fiscal Year Ended February 28, 2013 (the “Filing”)
Filed April 29, 2013
File No. 001-08495

Dear Mr. Reynolds:

The response of Constellation Brands, Inc. (the “Company”) to the comment of the staff contained in your letter dated July 24, 2013, is set forth below. For the convenience of the staff, the Company has formatted this letter such that the Company repeats the comment below in italics with the Company’s response immediately following the comment.

In connection with responding to the staff’s comment, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 28, 2013

Certain Relationships and Related Transactions, page 128

1.	It appears from your disclosure under Certain Relationships and Related Transactions on page 44 of your definitive proxy statement filed June 14, 2013 that you entered into an agreement with Achieve Brand Integrity LLC in fiscal 2013 for $150,000 in consulting services and software rights to develop a global employee recognition program. Please file this agreement as an exhibit to your annual report on Form 10-K for the fiscal year ended February 28, 2013 or advise us why you believe that the agreement is not required to be filed.

Constellation Brands, Inc. · 207 High Point Drive · Building 100 · Victor, NY 14564

Direct: 585-678-7100 · Fax: 585-678-7103 · www.cbrands.com

Securities and Exchange Commission

August 2, 2013

Company Response: As supplemental information for the staff, the Company responds to this comment as follows:

The Company’s definitive proxy statement filed June 14, 2013 contains at page 44 the following disclosure regarding the contract which Constellation Brands, Inc. had entered into with Achieve Brand Integrity LLC:

Ms. Abigail Bennett is the niece of Mr. Robert Sands and Mr. Richard Sands. As described above under the heading “Beneficial Ownership” and subheading “Beneficial Security Ownership of More Than 5% of the Company’s Voting Common Stock,” Ms. Bennett has either sole or shared power to vote or dispose more than 5% of one or more classes of our stock (although she disclaims beneficial ownership of substantially all these shares). Ms. Bennett’s husband, Mr. Doug Bennett, holds a less than 20% equity interest in Achieve Brand Integrity LLC (“Brand Integrity”), a private company that provides consulting and software solutions to help companies define their brand, align and engage employees, and create greater accountability for delivering positive customer experiences. During fiscal 2013, we paid Brand Integrity approximately $12,000 for leadership development consulting services and signed a contract for approximately $150,000 with Brand Integrity for consulting services and software rights associated with the development of a global employee recognition program. None of these fees exceed the standard rates charged by Brand Integrity to its other customers for such services and rights.

The Company is mindful of the disclosure obligations set out in Regulation S-K, Items 404 and 601(b)(10). The Company is also aware of the definitions of “related person” and “transaction” as set out in Regulation S-K, Item 404 as well as the requirement pursuant to Regulation S-K, Item 404 that the Company disclose those transactions in which the Company is a participant and in which the amount involved exceeds $120,000 and in which a “related person” had or will have a direct or indirect material interest. In addition, Item 601(b)(10) of Regulation S-K governs the material contracts that are required to be filed with Form 10-K.

The Company respectfully advises the Commission’s staff that:

1.	Mr. Doug Bennett does not own or have the power to vote or dispose any shares of Constellation Brands, Inc., either currently or on February 13, 2013, which is the date that Achieve Brand Integrity LLC entered into an agreement with Constellation Brands, Inc. Additionally, Mr. Doug Bennett does not jointly own with his wife, Abigail Bennett, any shares of Constellation Brands, Inc., either currently or on February 13, 2013.

2.	In addition, Mr. Doug Bennett is not a Constellation Brands, Inc. director, officer, promoter, voting trustee, or underwriter, nor is he an employee of the Company.

3.

The contract is with Achieve Brand Integrity LLC and not with Mr. Doug Bennett individually. The Company did not negotiate the contract with Mr. Bennett nor did he sign the contract, and neither he nor his wife is a party to the contract which is at issue. The Company understands that Mr. Doug Bennett holds an approximately 18% equity interest in Achieve Brand Integrity LLC,

Securities and Exchange Commission

August 2, 2013

that he is an employee of Achieve Brand Integrity LLC and that he serves as its Senior Vice President Technology.

4.	The Achieve Brand Integrity LLC contract referenced on page 44 of the Constellation Brands, Inc. definitive proxy statement is one which ordinarily accompanies the business conducted by Constellation Brands, Inc. and its subsidiaries, as well as the business conducted by Achieve Brand Integrity LLC.

5.	The Achieve Brand Integrity LLC contract is not material to Constellation Brands, Inc. or to the stockholders of Constellation Brands, Inc., particularly given the disclosure already provided in the Company’s definitive proxy statement filed June 14, 2013, as well as the remote relationships of Achieve Brand Integrity LLC and Mr. Doug Bennett to Constellation Brands, Inc. as more fully set out above.

For the reasons discussed below, the Company respectfully submits that the contract with Achieve Brand Integrity LLC is not required by Item 601(b)(10) of Regulation S-K to be filed as an exhibit to the Company’s Form 10-K for the fiscal year ended February 28, 2013. Item 601(b)(10)(i) requires the filing of contracts not made in the ordinary course of business which are material to the registrant and are to be performed in whole or in part at or after the filing of the report. As discussed above, the Achieve Brand Integrity LLC contract is one that ordinarily accompanies the Company’s business and, therefore, is not required to be filed under Item 601(b)(10)(i).

Item 601(b)(10)(ii) provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price…” (emphasis added). As discussed above, neither Achieve Brand Integrity LLC nor Mr. Doug Bennett is a director, officer, promoter, voting trustee, security holder named in the Form 10-K or underwriter. Even assuming, for the sake of argument, that Mr. Doug Bennett is a security holder as a consequence of his wife’s ownership of the Company’s securities, the Achieve Brand Integrity LLC contract is not material in amount or significance to the Company and, therefore, not required to be filed under Item 601(b)(10)(ii)(A). We do not agree that a relationship with a registrant alone makes an agreement material under Item 601(b)(10)(ii). To apply such an interpretation would make the clause “except where immaterial in amount or significance” meaningless. Subparagraph (A) to Item 601(b)(10)(ii) contemplates parties with certain identified relationships with the registrant but it is subject to the referenced clause regarding materiality in amount or significance. The remaining subparagraphs of Item 601(b)(10)(ii) are not applicable to the Achieve Brand Integrity LLC contract.

Finally, Item 601(b)(10)(iii) relates to management and compensatory contracts and plans and is not applicable to the Achieve Brand Integrity LLC contract. As noted above, Mr. Doug Bennett is not a director, officer or employee of Constellation Brands, Inc.

Consequently, the Company does not believe it is required to file the contract with Achieve Brand Integrity LLC as it was made in the ordinary course, being the type of contract such as ordinarily

Securities and Exchange Commission

August 2, 2013

accompanies the kind of business of Constellation Brands, Inc. and its subsidiaries. Although the Company determined that it was appropriate to describe the contract and the attenuated relationship of Mr. Doug Bennett in response to the requirements of Regulation S-K, Item 404, the Company is of the view that the actual contract itself is outside the scope of categories of contracts which must be filed pursuant to Regulation S-K, Item 601(b)(10).

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If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 678-7266, Greg Belemjian at (585) 678-7136 or Barbara LaVerdi, Esq. at (585) 678-7231.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Thomas J. Mullin

Thomas J. Mullin

Executive Vice President and

General Counsel

Cc:	Robert Ryder, Constellation Brands, Inc.
Lloyd H. Spencer, Esq., Nixon Peabody LLP